SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

Quarterly Report to Shareholders First quarter ended January 4, 2004

MESSAGE TO SHAREHOLDERS

Succession Planning

We are pleased to announce that H. Greg Chamandy will assume the newly-created role of Chairman of the Executive Committee of Gildan Activewear in addition to his continuing responsibilities as Chairman of the Board of Directors, while Glenn J. Chamandy will assume the responsibilities of President and Co-Chief Executive Officer of the Company. In order to ensure a seamless transition in the overall role and responsibilities of the Chief Executive Officer position, H. Greg Chamandy will also serve as Co-Chief Executive Officer for a transition period, currently contemplated as one year, at which point Glenn J. Chamandy will become Chief Executive Officer. Previously, H. Greg Chamandy was Chairman of the Board and Chief Executive Officer, and Glenn J. Chamandy was President and Chief Operating Officer.

Corporate Governance

With effect from the beginning of the 2004 fiscal year, the Company has adopted the U.S. dollar as its functional and financial reporting currency, and accordingly the first quarter financial statements are presented in U.S. dollars.

The Company reported net earnings of U.S. $2.9 million, or U.S. $0.10 per diluted share, down respectively 21.6% and 23.1% compared with U.S. $3.7 million or U.S. $0.13 per diluted share in the first quarter of fiscal 2003. The Company's results for the quarter reflect increases in cost of sales and depreciation expense as a result of the upward revaluation of opening inventories and fixed assets required in order to give effect to the change to U.S. functional currency. Net earnings for the first quarter of fiscal 2004 were U.S. $5.5 million or U.S. $0.18 per diluted share before reflecting the accounting treatment of these adjustments resulting from the change to U.S. functional currency, up respectively 48.6% and 38.5% from the first quarter of last year.

The Company also announced that the Board of Directors has approved the conversion of all the Class B Multiple Voting shares of the Company, which are held by H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch through their respective holding corporations. The shares will be converted into Class A Subordinate Voting shares of the Company on a one-for-one basis and without any conversion premium. The conversion will be effective March 1, 2004.

Compared to last year, the higher first quarter results reflected further manufacturing efficiencies and increased unit sales, including the timing impact of distributors building inventory in anticipation of a January price increase, as well as more favourable product-mix. These factors were partially offset by lower selling prices, combined with higher cotton costs, increased selling, general and administration expenses and higher depreciation as a result of the Company’s recent major capital investment projects.

First Quarter Results On behalf of the Board of Directors, we are also pleased to provide results for the three months ended January 4, 2004.	On behalf of the Board of Directors, we wish to take this opportunity to thank our shareholders for their continued confidence and support.
(s) H. Greg Chamandy
H. Greg Chamandy
Chairman of the Board,
Chairman of the Executive Committee and
Co-Chief Executive Officer

(s) Glenn J. Chamandy
Glenn J. Chamandy
President,
Co-Chief Executive Officer and
Chief Operating Officer

Quarterly Report to Shareholders First quarter ended January 4, 2004

Gildan Activewear Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

	January 4, 2004	October 5, 2003	December 29, 2002

	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$ 37,490	$ 69,340	$ 39,865
Accounts receivable	45,760	64,260	35,300
Inventories	139,248	103,503	96,432
Prepaid expenses and deposits	4,967	3,849	2,734
Future income taxes	6,049	4,682	3,424

	233,514	245,634	177,755

Fixed assets	190,295	180,349	140,724
Other assets	3,520	3,681	4,072

Total assets	$ 427,329	$ 429,664	$ 322,551

Current liabilities:
Accounts payable and accrued liabilities	$ 56,643	$ 67,278	$ 52,872
Income taxes payable	4,016	3,909	1,908
Current portion of long-term debt	19,409	19,481	3,970

	80,068	90,668	58,750

Long-term debt	57,198	54,077	72,088
Future income taxes	22,725	20,716	13,304

Shareholders' equity:
Share capital (note 4)	75,753	75,490	71,800
Contributed surplus	220	220	220
Retained earnings	165,117	162,245	112,780
Cumulative translation adjustment	26,248	26,248	(6,391)

	267,338	264,203	178,409

Total liabilities and shareholders' equity	$ 427,329	$ 429,664	$ 322,551

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended January 4, 2004

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 4, 2004	December 29, 2002

	(unaudited)	(unaudited)

Sales	$77,959	$65,000
Cost of sales	56,859	45,915

Gross profit	21,100	19,085

Selling, general and administrative expenses	11,397	10,084

Earnings before interest, income taxes,
depreciation and amortization	9,703	9,001

Depreciation and amortization	4,932	3,496
Interest expense	1,589	1,445

Earnings before income taxes	3,182	4,060

Income taxes	310	369

Net earnings	$2,872	$3,691

Basic EPS (note 5)	$0.10	$0.13

Diluted EPS (note 5)	$0.10	$0.13

Consolidated Statements of Retained Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended
	January 4, 2004	December 29, 2002

Retained earnings, beginning of the period	$162,245	$109,089
Net earnings	2,872	3,691

Retained earnings, end of the period	$165,117	$112,780

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended January 4, 2004

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended
	January 4, 2004	December 29, 2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$ 2,872	$ 3,691
Adjustments for:
Depreciation and amortization	4,932	3,496
Future income taxes	122	144
Other	7	(175)

	7,933	7,156
Net changes in non-cash working capital balances:
Accounts receivable	19,201	19,992
Inventories	(35,745)	(23,322)
Prepaid expenses and deposits	(1,118)	(382)
Accounts payable and accrued liabilities	(9,978)	2,562
Income taxes payable	21	(196)

	(19,686)	5,810
Cash flows from financing activities:
Repayment of capital leases and other long-term debt	(1,171)	(1,006)
Increase in secured debt	4,125	96
Proceeds from the issuance of shares	263	797
Increase in deferred financing charges	—	(26)

	3,217	(139)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(16,123)	(11,440)
Decrease in other assets	19	52

	(16,104)	(11,388)
Effect of exchange rate changes on cash
and cash equivalents	723	572

Net decrease in cash and cash equivalents	(31,850)	(5,145)
during the period
Cash and cash equivalents, beginning of period	$ 69,340	$ 45,010

Cash and cash equivalents, end of period	$ 37,490	$ 39,865

See accompanying notes to interim consolidated financial statements.

Quarterly Report to Shareholders First quarter ended January 4, 2004

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(For the period ended January 4, 2004)
(Tabular amounts in thousands of U.S. dollars, except per share data)
(unaudited)

1. Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter ended January 4, 2004 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Change in functional and reporting currency:

As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in U.S. dollars and the increasing international scope of its sales and manufacturing operations, the Company adopted the U.S dollar as its functional and reporting currency effective October 6, 2003, the commencement of fiscal 2004. All opening assets and liabilities were translated into U.S. dollars using the exchange rate in effect on October 6, 2003. For comparative purposes, historical financial statements and notes thereto up to an including October 5, 2003 have been restated into U.S dollars in accordance with generally accepted accounting principles using the following method and exchange rates:

•	Revenues, expenses and cash flows — translated into U.S. dollars using the weighted-average exchange rate for the applicable quarters.

•	Assets and liabilities — translated into U.S. dollars using the exchange rate in effect at the end of the applicable quarter or year.

•	Share capital — translated into U.S. dollars using the exchange rate in effect when the shares were issued.

•

Retained earnings – represents the U.S. dollar earnings from July 1, 1998 to October 5, 2003 translated from Canadian dollars as described above, together with the Canadian dollar balance of retained earnings as at June 30, 1998 translated into U.S. dollars using the exchange rate in effect on that date.

The change in the functional currency for the prior periods resulted in a positive currency translation adjustment of $26.2 million as at October 5, 2003, which is reflected as a separate component of shareholders’ equity.

3. Significant accounting policies:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as disclosed in Note 1 of its audited consolidated financial statements in the Company’s annual report for the year ended October 5, 2003.

The following policies have been applied for the first time in this quarter:

(a) Stock-Based Compensation and Other Stock-Based Payments:
In November 2003, the Canadian Institute of Chartered Accountants (“CICA”) revised Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The revised recommendations require that beginning January 1, 2004, the fair value-based method be used to account for all transactions whereby goods and services are received in exchange for stock-based compensation and other stock-based payments. The revised standard no longer permits the use of the settlement method for stock-based employee compensation awards. Under the settlement method, any consideration paid by employees on the exercise of stock options is credited to share capital and no compensation expense is recognized. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting periods.

In accordance with the transitional options permitted under Section 3870, the Company has elected to early adopt the new recommendations effective the commencement of our 2004 fiscal year and prospectively apply the standard for employee stock awards granted after October 6, 2003. There were no options granted during the three months ended January 4, 2004. Previously, the Company applied the settlement method of accounting to employee stock options. As required under the standard, the following disclosure is required to report the pro forma net earnings and earnings per share as if the fair value-based method had been used to account for employee stock options granted during our 2003 fiscal year.

Quarterly Report to Shareholders First quarter ended January 4, 2004

3. Significant accounting policies (continued):

(a) Stock-Based Compensation and Other Stock-Based Payments (continued):

	Three months ended

	January 4, 2004	December 29, 2002

Net earnings, as reported	$ 2,872	$ 3,691
Deduct:
Total stock-based employee compensation expense
determined under fair value based method for all awards
granted prior to October 6, 2003	83	21

Pro forma net earnings	$ 2,789	$ 3,670

Earnings per share:
Basic:
As reported	$ 0.10	$ 0.13
Pro forma	0.09	0.13
Diluted:
As reported	0.10	0.13
Pro forma	0.09	0.12

The weighted average fair value of the 121,206 options granted during fiscal 2003 (101,206 options granted as at December 29, 2002) is CAD $10.65 per stock option (CAD $10.55 per stock option as at December 29, 2002), which would be recognized over the vesting period. The weighted average fair value of the stock options granted during fiscal 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of nil; expected volatility of 36.09%; risk-free interest rate of 3.72%; and expected lives of 3 years.

(b) Investment in joint venture:
During the first quarter of fiscal 2004, the Company invested in a 50%/50% owned joint venture with Frontier Spinning Mills, Inc. The new joint venture company acquired the equipment and real estate of an existing yarn-spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier's 50% share in the investment, amounted to $12.5 million. The joint venture is accounted for using the proportionate consolidated method whereby the Company's proportionate share of revenues, expenses, assets and liabilities is included in these financial statements. The Company's 50% proportionate interest in its joint venture did not have a material impact on the consolidated balance sheet, statements of earnings and cash flows.

4. Share capital:

	Three months ended

	January 4, 2004		December 29, 2002

	Shares	Book Value	Shares	Book Value

Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinate voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share
Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	23,426	$72,023	22,827	$67,536
Shares issued under employee share purchase plan	2	47	1	15
Shares issued pursuant to exercise of stock options	15	216	134	782

Total outstanding, end of period	23,443	72,286	22,962	68,333
Class B multiple voting shares	6,094	3,467	6,094	3,467

	29,537	$75,753	29,056	$71,800

On December 3, 2003, the Board of Directors approved the renewal of the stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company’s Class A subordinate voting shares in the open market commencing December 22, 2003 and ending December 21, 2004. As at January 4, 2004 no shares have been repurchased under this plan.

Quarterly Report to Shareholders First quarter ended January 4, 2004

5. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended

	January 4, 2004	December 29, 2002

Basic weighted average number of common shares outstanding	29,524	28,945

Basic earnings per share	$ 0.10	$ 0.13

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,524	28,945
Plus impact of stock options	268	655

Diluted common shares	29,792	29,600

Diluted earnings per share	$ 0.10	$ 0.13

6. Guarantees:

In accordance with CICA Accounting Guideline 14, Disclosure of Guarantees, significant guarantees that have been provided to third parties are the following:

The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at January 4, 2004, the maximum potential liability under these guarantees was $12.3 million of which $10.8 million was surety bonds and $1.5 million was for standby letters of credit. The standby letters of credit mature at various dates during 2004 and the surety bonds are automatically renewed on an annual basis.

As at January 4, 2004, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items.

7. Financial instruments:

The following table summarizes the Company's commitments to buy and sell foreign currencies as at January 4, 2004 and December 29, 2002:

	Notional amount		Exchange rate	Maturity	Notional U.S. equivalent

2004:

Sell contracts:
Foreign exchange contracts	Euro/US$	10,200	1.1740 to 1.2202	January to October 2004	$12,148

Sell contracts:
Foreign exchange contracts	GBP/US$	5,390	1.6660 to 1.6850	January to October 2004	$ 9,010

2003:

Buy contracts:
Foreign exchange contracts	Euro/CAD	330	1.0261	January 2003	$ 339

Quarterly Report to Shareholders First quarter ended January 4, 2004

8. Segmented information:

The Company manufactures and sells activewear apparel. The Company operates in one business segment.

Individual customers accounting for greater than 10% of total sales are as follows:

	Three months ended
	January 4, 2004	December 29, 2002

Company A	22.5%	12.2%
Company B	—	14.5%

During September 2003, Company A acquired Company B.

Sales were derived from customers located in the following geographic areas:

	Three months ended
	January 4, 2004	December 29, 2002

International	$71,500	$58,797
Canada	6,459	6,203

	$77,959	$65,000

Fixed assets by geographic areas are as follows:

	January 4, 2004	October 5, 2003	December 29, 2002

		(audited)

Canada	$ 91,695	$ 93,247	$ 84,381
Caribbean basin, Central America and Mexico	74,322	68,570	40,296
United States	24,278	18,532	16,047

	$190,295	$180,349	$140,724

9. Other information:

(a) The following items were included in the determination of the Company's net earnings:

	Three months ended
	January 4, 2004	December 29, 2002

Depreciation of fixed assets	$ 4,755	$ 3,255
Interest expense on long-term debt	1,589	1,445
Foreign exchange loss (gain)	761	(593)
Amortization of deferred charges	177	241

(b) Supplemental cash flow disclosure:

Cash paid during the period for:
Interest	1,579	$ 1,544
Income taxes	86	99
Non-cash transactions:
Additions of fixed assets included in accounts payable	968	1,907

Cash and cash equivalents consist of:
Cash balances with banks	$24,649	$ 8,843
Short-term investments	12,841	31,022

	$37,490	$ 39,865

Quarterly Report to Shareholders First quarter ended January 4, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS	Results of Operations
Sales

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the three months ended January 4, 2004, with Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) in the fiscal 2003 Annual Report, including the section on risks and uncertainties, and with the notes to the unaudited consolidated financial statements for the first quarter of fiscal 2004. The Company’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“U.S. GAAP”). The Company’s financial results are reconciled to U.S. GAAP at the end of its fiscal year in its Annual Report.

Sales for the three months ended January 4, 2004 were $78.0 million, up 20.0% from $65.0 million for the three months ended December 29, 2002. The increase in sales was due to a 21.9% increase in unit volume, partially offset by lower average selling prices. The higher unit sales growth reflected the market growth in the overall T-shirt category, increased market share in sport shirts and fleece, and a build up of inventory by distributors due to an announced January 2004 price increase.

U.S.[1] industry shipments of T-shirts from distributors to screen-printers increased by 12.3%, sport shirt shipments declined by 7.6%, while fleece shipments increased by 1.9% in the quarter ended December 2003 compared with the corresponding period in the previous year. During the

All financial information contained herein is expressed in U.S. dollars unless otherwise stated. Historically, the financial information of the Company has been measured and reported in Canadian dollars. However, effective October 6, 2003 the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. The Company will continue to report its results in accordance with Canadian GAAP. Historical financial information in U.S. dollars has been provided in the Investor Relations section of the Company’s Web Site, which can be accessed at www.gildan.com.

same period, sales of Gildan T-shirts by distributors in the U.S. grew by 8.5% while sales of Gildan sport shirts and fleece products grew by 27.5% and 37.4% respectively. Gildan maintained its strong market leadership position in the overall T-shirt category in the United States with a market share of 30.5% in the first quarter of fiscal 2004, compared with 31.4% in the corresponding quarter of last year. During the first quarter of fiscal 2004, the Company focused on higher-valued product-lines within the T-shirt category and decided not to fully participate in highly discounted white T-shirts promotions.

When there is such a change in reporting currency, Canadian and U.S. accounting standards require that prior year comparative financial statements be presented in U.S. dollars, using a translation method that retains the Canadian dollar as the currency of measurement, as described in Note 2 to the interim consolidated financial statements. The application of this method at the beginning of fiscal 2004 involved translating all assets and liabilities using the exchange rate in effect at the end of fiscal 2003. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases will have a corresponding offsetting negative impact on earnings as these inventories are consumed and fixed assets are depreciated. We have quantified the impact of these higher expenses for the first quarter of 2004 as part of our discussion and analysis of gross margins, depreciation expense and earnings per share below.

European business has declined slightly from the prior year due to the sluggish economy in Europe, and the timing of shipments. We continue to expect to achieve our forecasted growth and market share increases in Europe in fiscal 2004.

Gross Margin

Gross margin decreased from 29.4% in the first quarter of fiscal 2003 to 27.1% for the first quarter of fiscal 2004. Most of this decrease was due to the change in functional currency, as most of the upward revaluation of opening inventories was reflected in cost of sales during the period as opening inventories were consumed. Gross margins, excluding the impact of the adjustments due to the change in functional currency, were 29.8% in the first quarter of fiscal 2004 compared to 29.4% for the same period last year. The improvement in gross margin was the result of improved manufacturing efficiencies combined with a higher-valued product mix, partially offset by lower overall selling prices, increases in raw material costs and the impact of the stronger Canadian dollar. The Company has realized significant reductions in manufacturing, duty and transportation costs from its continuing investment in the Rio Nance facility in Honduras.

[1] Source: S.T.A.R.S. Report, AC Nielsen Market Decisions

Quarterly Report to Shareholders First quarter ended January 4, 2004

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $11.4 million or 14.6% of sales for the first quarter of fiscal 2004, compared to $10.1 million or 15.5% of sales in the first quarter of fiscal 2003. The increase in the dollar amount of selling, general and administration expenses is the result of higher volume-related selling and distribution costs combined with an increase in directors and officers insurance premiums. As a percentage of sales, these expenses are higher in the first quarter of the fiscal year due to the seasonality of the business. The Company expects that for fiscal 2004, selling, general and administrative expenses will be at a similar level as a percentage of sales as fiscal 2003.

Depreciation and Interest Expense

In the first quarter of fiscal 2004, the Company invested $16.1 million in fixed assets mainly for the purchase of new equipment for the Rio Nance textile facility and the investment in a 50%/50% joint venture with Frontier Spinning Mills, Inc, a major yarn manufacturer. The joint venture purchased all the equipment and real estate of an existing yarn spinning facility in Cedartown, Georgia. The total cost of the acquisition, including Frontier’s 50% share, amounted to $12.5 million. This facility will provide yarn to our offshore textile operations. In the first quarter of fiscal 2003, the Company invested $11.4 million in fixed assets.

For the quarter ended January 4, 2004, cash used in operating activities, including changes in non-cash working capital balances, amounted to $19.7 million compared with a source of cash of $5.8 million during the same period last year. The reduction in cash flow was mainly due to a larger seasonal build up of inventory in the first quarter of fiscal 2004 to meet our anticipated sales forecast. At the end of the first quarter of fiscal 2003, our inventories were below optimum levels, due to capacity constraints.

Depreciation expense increased from $3.5 million in the first quarter of fiscal 2003 to $4.9 million in the first quarter of fiscal 2004. The increase in depreciation expense is the result of the Company’s continued investment in capital expenditures to provide for long-term sales growth. Approximately $0.5 million of the increase was caused by the change in functional currency, as a portion of the upward revaluation of opening fixed assets was depreciated during the period.

At January 4, 2004, none of the Company’s revolving bank facility was utilized. Total indebtedness at January 4, 2004, amounted to $76.6 million compared to $73.6 million at October 5, 2003 and $76.1 million at December 29, 2002. Management expects that cash flow from its operating earnings, together with its unutilized bank facilities, will provide significant latitude to meet its foreseeable needs for seasonal working capital and capital expenditures for the balance of fiscal 2004.

Interest expense has increased to $1.6 million in the first quarter of fiscal 2004 from $1.4 million in the first quarter of fiscal 2003. The increase is the result of our share of interest on long-term debt undertaken by our joint venture combined with lower interest income.

Total assets were $427.3 million at January 4, 2004 compared to $429.7 million at October 5, 2003 and $322.6 million at December 29, 2002. Working capital was $153.4 million at the end of the first quarter of fiscal 2004 compared to $155.0 million at October 5, 2003, and $119.0 million at December 29, 2002.

Earnings	Earnings Outlook

Net earnings were $2.9 million or $0.10 per share on a diluted basis in the first quarter of fiscal 2004 compared to $3.7 million or $0.13 per share on a diluted basis in the first quarter of fiscal 2003. Excluding the impact of the change to the U.S. dollar functional currency outlined above, net earnings were $5.5 million or $0.18 per share on a diluted basis for the first quarter of fiscal 2004. The increase is mainly the result of the 21.9% increase in unit sales.

The Company is continuing to project a diluted EPS range of U.S. $2.25 — $2.30 for fiscal 2004, up 25.7% — 28.5% from fiscal 2003, before taking account of the estimated U.S. $0.16 per diluted share impact as a result of revaluing opening inventories and fixed assets. After reflecting the adjustments resulting from the transition to U.S. functional currency, the Company’s EPS forecast for fiscal 2004 is U.S. $2.10 — $2.15, up 17.3% — 20.1% from fiscal 2003.

Balance Sheet, Financing and Capital Resources
These full year projections assume a 15% increase in unit sales volumes combined with a slight increase in selling prices in fiscal 2004 over fiscal 2003, to reflect partial pass-through of significantly higher cotton costs. Although there was some promotional activity in February following the implementation of the January 2004 selling price increase, the Company expects that upward pressure on selling prices will continue as manufacturers consume inventories which include higher-cost cotton.

Accounts receivable decreased to $45.8 million in the first quarter of fiscal 2004 from $64.3 million at October 5, 2003 and increased by $10.5 million compared to the first quarter of the prior year. The reduction in receivables compared with October 5, 2003 was due to lower seasonal sales combined with a reduction in days sales outstanding on trade accounts receivable. The increase in accounts receivable from the first quarter of fiscal 2003 is due to the increase in sales over the prior year combined with an increase in non-trade receivables. Inventories have increased by $35.7 million from October 5, 2003 and by $42.8 million from the first quarter of fiscal 2003 to $139.2 million in the first quarter of fiscal 2004. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand in the summer. The build up in the current year is in line with the Company’s sales forecast.

Quarterly Report to Shareholders First quarter ended January 4, 2004

Business Risks

In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, and changes in cotton prices. For a more detailed discussion on potential business risks, readers should review the risk factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date March 3, 2004